EXHIBIT 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION
Computation of Ratio of Margins to Fixed Charges
(Dollar Amounts In Thousands)

For the Years Ended May 31, 2002, 2001, 2000, 1999 and 1998

	2002	2001	2000	1999	1998

Net margins before cumulative
effect of change in accounting principle	$139,903	$132,766	$115,333	$76,439	$62,216
Add: Fixed charges	885,838	1,117,839	861,324	664,109	540,535

Margins available for fixed charges	$1,025,741	$1,250,605	$976,657	$740,548	$602,751

Fixed charges:
Interest on all debt (including
amortization of discount and issuance costs)	$885,838	$1,117,839	$861,324	$664,109	$540,535

Total fixed charges	$885,838	$1,117,839	$861,324	$664,109	$540,535

Ratio of margins to fixed charges	1.16	1.12	1.13	1.12	1.12